SkyPeople Fruit Juice, Inc.
16F, National Bank Tower, No. 2
Gaoxin 1st Road, Xi’an, China 710075

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Re:	Mr. Ethan Horowitz, Branch Chief Ms. Shannon Buskirk, Staff Member SkyPeople Fruit Juice, Inc. Form 8-K filed on December 30, 2011 (File No. 001-34502)

Dear Mr. Horowitz and Ms. Buskirk:

SkyPeople Fruit Juice, Inc. (the “Company”) hereby submits this letter in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 5, 2012, relating to the Company’s Current Report on Form 8-K filed with the Commission on December 30, 2011 with the file number 001-34502 (the “Original Form 8-K’).

The Company has responded to the Staff’s comments by revising the Original Form 8-K as requested by the Staff and filing an Amendment No. 1 to the Original Form 8-K with the Commission on January 13, 2012.

In response to the Staff’s comments, the Company further acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss the response, please contact me at my mobile phone at 86 150 2993 2946, or the Company’s Finance Vice President, Mr. Oliver Ma, at his mobile phone at 86 186 1173 9038. We both can be reached by fax at 86 29 8837 7295. You may also contact our corporate counsel Laura Luo of Winston & Strawn LLP at her office phone at 86 21 2208 2623 or her mobile phone at 86 138 1677 9335.

Sincerely yours,

SkyPeople Fruit Juice, Inc.

By: /s/ Cunxia Xie
Name: Cunxia Xie
Title: Chief Financial Officer